UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
May 21, 2007
Commission File Number: 1-15174
Siemens Aktiengesellschaft
(Translation of registrant’s name into English)
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐    No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐    No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Presse Prensa
For the business and financial press
Munich, May 20, 2007
Siemens Supervisory Board appoints Peter Löscher new CEO
Heinrich Hiesinger to be new Europe head and future Labor Director
Peter Löscher (49), currently President of Global Human Health, Merck & Co. Inc., headquartered in Whitehouse Station, New Jersey (U.S.), will be the new President and CEO of Siemens AG. The Supervisory Board of Siemens AG approved the proposal of its Chairman’s Committee to appoint Löscher a full member of the Managing Board of Siemens AG and Siemens President and CEO at an extraordinary meeting in Munich on May 20, 2007. Löscher will take office on
July 1, 2007. Dr. Klaus Kleinfeld (49) will step down as Siemens President and CEO, effective June 30, 2007.
In addition, the Supervisory Board of Siemens AG approved the proposal of the Chairman’s Committee to appoint Dr. Heinrich Hiesinger (46) to the Managing Board of Siemens AG. Effective June 1, 2007, Hiesinger, who is currently Group President of Siemens Building Technologies (SBT), will be a full member of the Managing Board of Siemens AG and a member of the company’s Corporate Executive Committee.
“In Peter Löscher, we have found an exceptional individual for the office of President and CEO of Siemens AG. His upright character, his global background, his outstanding international reputation and his wide-ranging experience in business development and strategy, the financial markets and technology-related issues were the key factors in our decision. I am convinced that Mr. Löscher has what it takes to steer Siemens through its

1/3

current difficulties and into a better future. I am looking forward to our collaboration with great pleasure,” said Gerhard Cromme, Chairman of Siemens’ Supervisory Board.
“It is a great honor and an extraordinary challenge to have been appointed President and CEO of Siemens AG. I know Siemens as one of the world’s foremost corporate addresses and as a company with a rich tradition and strong foundations. I am looking forward to assuming the leadership of Siemens and the overall responsibility for benefiting the company’s customers, employees, investors and shareholders. My wife, my children and I are all delighted to be moving back to Europe and to Germany,” said Peter Löscher, the future President and CEO of Siemens AG.
Born on September 17, 1957 in Villach, Austria, Löscher studied economics in Vienna, Hong Kong and at Harvard Business School in the United States. He began his professional career in 1985 at the German management consultants Kienbaum & Partner. From 1988 to 2002, he held a variety of posts at Hoechst AG and, following its merger with Rhone Poulenc Rohrer, at Aventis – working in Germany, the U.S., Spain, the UK and Japan. As head of corporate planning, he made a major contribution to transforming the company from a highly diversified conglomerate to a focused life sciences enterprise. He was subsequently appointed Chairman, President and CEO of Aventis Pharma Ltd. In 2002, he moved to the UK life sciences company Amersham and, following its acquisition by General Electric, joined the GE Corporate Executive Council. Since 2006, Peter Löscher has been a member of the Executive Committee at Merck, one of the world’s leading pharmaceutical companies, and President of Merck’s Global Human Health division.
Effective June 1, 2007, Heinrich Hiesinger will have special responsibility within the Corporate Executive Committee primarily for the Region Europe (with the Regional Organization Germany) and for the Groups Siemens IT Solutions and Services and SBT. Hiesinger is also slated to succeed Dr. Jürgen Radomski (65) as head of Siemens’ Corporate Personnel Department and as Labor Director (pursuant to § 33 of the German Codetermination Act) by December 31, 2007 at the latest. Hiesinger’s successor as Group President of SBT will be named in the near future.

2/3

At its meeting on May 20, the Supervisory Board was also informed about analyst and investor meetings that the President and CEO as well as the CFO had held over the last few weeks either alone or accompanied by the Supervisory Board Chairman. A main topic of these meetings was Siemens’ new Fit for 2010 program. As agreed upon by both the Managing and Supervisory Boards, the program establishes guidelines for the company’s further development in the coming years. Siemens will have to become faster, more focused and less complex. The aim is to further increase the company’s clout.
CVs as well as photos of Peter Löscher and Heinrich Hiesinger are available under www.siemens.com/press.
Siemens (Berlin and Munich) is a global powerhouse in electrical engineering and electronics. The company has around 475,000 employees (incl. discontinued operations) working to develop and manufacture products, design and install complex systems and projects, and tailor a wide range of services for individual requirements. Siemens provides innovative technologies and comprehensive know-how to benefit customers in over 190 countries. Founded more than 160 years ago, the company focuses on the areas of Information and Communications, Automation and Control, Power, Transportation, Medical, and Lighting. In fiscal 2006 (ended September 30), Siemens had sales of €87.3 billion and net income of €3.033 billion, according to U.S. GAAP. Further information is available on the Internet at: www.siemens.com
This document contains forward-looking statements and information – that is, statements related to future, not past, events. These statements may be identified by words as “expects”, “looks forward to”, “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will” or words of similar meaning. Such statements are based on our current expectations and certain assumptions, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect its operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens worldwide to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. For us, particular uncertainties arise, among others, from: changes in general economic and business conditions (including margin developments in major business areas); the challenges of integrating major acquisitions and implementing joint ventures and other significant portfolio measures; changes in currency exchange rates and interest rates; introduction of competing products or technologies by other companies; lack of acceptance of new products or services by customers targeted by Siemens worldwide; changes in business strategy; the outcome of pending investigations and legal proceedings; our analysis of the potential impact of such matters on our financial statements; as well as various other factors. More detailed information about our risk factors is contained in Siemens’ filings with the SEC, which are available on the Siemens website, www.siemens.com and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed sought, estimated or projected. Siemens does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.

Siemens AG	Reference number: AXX200705.85 e
Corporate Communications	Peik v. Bestenbostel
Media Relations	80312 Munich
80312 Munich	Tel.: (+49 89) 636-36320; Fax: 30085
E-mail: peik.bestenbostel@siemens.com

3/3

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT
Date: May 21, 2007	/s/ Dr. Ralf P. Thomas
	Name:	Dr. Ralf P. Thomas
	Title:	Corporate Vice President and Controller

/s/ Dr. Klaus Patzak
	Name:	Dr. Klaus Patzak
	Title:	Corporate Vice President Financial Reporting and Controlling